UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 20, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 02 July 2018 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

2.             A News Release dated 04 July 2018 entitled ‘VODAFONE LAUNCHES MULTI-COUNTRY PROGRAMME TO HELP ATTRACT AND SUPPORT LGBT+ TALENT’

3.             A News Release dated 10 July 2018 entitled ‘VODAFONE ADDS FIRST WEARABLE PRODUCTS TO “V BY VODAFONE” RANGE’

4.             A Stock Exchange Announcement dated 11 July 2018 entitled ‘VODAFONE GREECE ACQUIRES CYTA TELECOMMUNICATIONS HELLAS S.A.’

5.             A News Release dated 13 July 2018 entitled ‘VODAFONE AND TUNISIE TELECOM ANNOUNCE PARTNERSHIP AGREEMENT’

6.             A Stock Exchange Announcement dated 25 July 2018 entitled ‘VODAFONE SPAIN ACQUIRES SPECTRUM FOR 5G SERVICES’

RNS Number: 2358T

Vodafone Group Plc

02 July 2018

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 June 2018:

Vodafone’s issued share capital consists of 28,815,231,288 ordinary shares of US$0.20 20/21 of which 2,100,748,524 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,714,482,764. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 5437T

Vodafone Group Plc

04 July 2018

41% of LGBT+ people go ‘back in the closet’ in first job

finds independent multi-industry study across 15 countries

Vodafone launches multi-country programme to help attract and support LGBT+ talent

More than half (58%) of young LGBT+ people are not open about their sexual orientation or gender identity at work because they worry they will face discrimination from managers and colleagues, with 1 in 3 (31%) LGBT+ people admitting they went ‘back into the closet’ when they started their first job. This figure rises to 41% among 18-25 year olds.

New international research, commissioned by Vodafone from research firm Out Now surveyed more than 3,0001 LGBT+ young people across 15 countries and multiple industries, has found that the reasons young LGBT+ people feel unable to be out or open at work include: worrying that colleagues will react negatively (60%); fearing their career prospects will be worse (42%); and feeling they will be less likely to get promoted (33%). Many of those surveyed said that not being open about their LGBT+ status had negative repercussions, with nearly one third (28%) saying they had been less productive at work as a result.

The Vodafone/Out Now research also found that over half (51%) of those surveyed said that they were ‘not out at all’ to their direct manager in their first job, and 37% were not out at all to their colleagues. These figures fall to 13% and 8% respectively in their current jobs, highlighting the need for more support when young people first start work.

This extensive research, along with insights gathered from current LGBT+ employees at Vodafone, has informed a new multi-country programme at Vodafone ‘LGBT+ and Friends Connect’, which is aimed at hiring and supporting LGBT+ people in their first jobs and providing training for managers.

Other findings from the research included:

•                  1 in 5 (21%) said that being out or open at work is the ‘hardest thing they’ve done’

•                  Three quarters (76%) of LGBT+ employees have hidden their sexual orientation or gender identity at work at least once.

•                  Only 29% of LGBT+ women aged 18-35 are out at work today compared with 44% of men, for fear of discrimination.

•                  83% said that clear and visible signs from managers that they take LGBT+ inclusion seriously are important in helping them to feel comfortable to be out or open at work.

•                  83% would prefer to work for an employer that has visible LGBT+ leaders, and LGBT+ friends, allies and supporters.

1     Out Now research conducted among 3,200 18-35 year olds in Australia, Czech Republic, Germany, Greece, Hungary, Ireland, Italy, Netherlands, New Zealand, Portugal, Romania, South Africa, Spain, Turkey, UK.

To help create a culture where employees can be open about their sexual orientation and gender identity, Vodafone is launching:

• LGBT+ inclusive messaging on Vodafone job adverts and career channels

• A global ‘buddying’ programme for LGBT+ graduates;

• A refreshed Code of Conduct which will support LGBT+ inclusivity;

• Graduate, induction and leadership training programmes to support, retain and help attract LGBT+ employees;

• Toolkit for managers to create an LGBT+ inclusive workplace and

• An interactive learning programme for ally accreditation.

Vodafone Group Chief Executive Vittorio Colao said:

“I am saddened that so many young LGBT+ people feel they still have to hide their status in the workplace. We are committed to creating a culture at Vodafone that embraces everyone for who they are, inclusive of sexual orientation and gender identity.

“Training for employees at all levels and visible signs of support through programmes like ours can make a real difference, and help to attract and retain a talented, diverse and productive workforce. The programme offers specific support for people starting their first job, which our research shows can be a particularly challenging experience for young LGBT+ people.  We are also encouraging all employees to educate themselves and support LGBT+ colleagues to help create a truly inclusive workplace.”

Vodafone has a zero tolerance stance on homophobic, biphobic and transphobic discrimination, and works closely with leading diversity and inclusion NGOs on the development of materials and programmes for each of its local and international initiatives.

Full set of survey results available to download here.

Video and infographics available to download here.

- ends -

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 31 March 2018, Vodafone Group had 535.8 million mobile customers and 19.7 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Out Now

Out Now focuses on addressing the many important issues faced by LGBT+ people - and the allies who support them. Established in 1992, Out Now is now in its 27th year of delivering leading-edge insights and business solutions to better understand and meet the needs of LGBT+ people.

The firm’s corporate mantra is ‘LGBT spells people’ which recognises that what matters most to LGBT+ people is not marketing, research or PR, but actual understanding and practical solutions that are able to assist LGBT+ people to live better lives, enjoying equal standing and respect - all over the world. Out Now provides specialist award-winning communications, strategy, education, training and reseach services.

RNS Number: 0699U

Vodafone Group Plc

10 July 2018

VODAFONE ADDS FIRST WEARABLE PRODUCTS TO “V BY VODAFONE” RANGE

Vodafone Group is launching the first wearable products in its “V by Vodafone” Consumer Internet of Things (IoT) range: “V-SOS Band by Vodafone”, an emergency alert wrist band designed by Vodafone; and the “V-Kids Watch by Vodafone” smartwatch.

The “V by Vodafone” Consumer IoT range was launched in November 2017* to offer consumers a range of internet-connected devices to use while on the move and at home. Vodafone is the mobile world leader in Enterprise IoT, with 68 million mobile IoT connections and an international network and services platform for a wide range of business-critical applications.

“V-SOS Band by Vodafone” enables consumers with mobility issues to continue living independently and get assistance in an emergency situation, when the in-built “V-Sim by Vodafone” will send a message to up to four designated contacts, such as family members. The features of the device include:

•                  SOS alert — pressing a button on the side of the “V-SOS Band by Vodafone” for three seconds will alert designated contacts. The wearer will see the band’s lens colour change from amber to red to green once one of the designated contacts is on their way to help. The wearer can re-press the button to cancel the emergency at any time.

•                  Care co-ordination — Contacts can call or message from within the “V-SOS Band by Vodafone” app to determine who will attend an emergency and to highlight when it is resolved.

•                  Fall detection — The band will automatically alert the designated contacts if it detects a fall by the wearer using an algorithm and the in-built accelerometer.

•                  User location — The location of the “V-SOS Band by Vodafone” can be identified when an emergency is ongoing using a combination of GPS and the mobile network for greater accuracy.

•                  Water resistant - The “V-SOS Band by Vodafone” is designed to be worn most of the time, including in the shower or bath as it is water resistant (IP67 certified).

•                  Inactivity alert —If the “V-SOS Band by Vodafone” does detect a period of inactivity, such as caused by the device having been removed and not put on again, an alert will be sent to the user’s designated contacts.

•                  Battery alerts — The 200 milliamp hour (mAh) battery will last for up to a month. The wearer can find out the level of charge by double tapping the band’s screen.  If the band has less than 20% of charge the user’s designated contacts will also be notified.

•                  Design — “V-SOS Band by Vodafone” has a 2.4 x 3.8 cm lens and fits a wrist 14-17 cm in circumference. It was designed by Vodafone’s award-winning Design Studio and R&D laboratory in Düsseldorf, Germany.

“V-Kids Watch by Vodafone” is a smartwatch for children that is connected over Vodafone’s mobile network enabling parents to stay in contact with their child when they start to give them more independence. Its features include:

•                  Location monitoring — The “V-Kids Watch by Vodafone” connects to Vodafone’s extensive mobile networks enabling parents to see their child’s location on a smartphone app.

•                  Safe zones — Parents can set up a safe zone for their child — such as the grounds of their home or school -  and receive a smartphone alert if they leave that area.

•                  SOS alert —  If the child holds down a button on the watch for five seconds an SOS alert will be sent over the mobile network to their designated contacts.

•                  Messaging — The child can communicate with up to five designated people using voice messages and emojis.

•                  Reminder — Reminders can be set on the “V-Kids Watch by Vodafone”, such as when the child needs to return home from playing.

•                  Content— A Qualcomm Snapdragon 8909W chipset enables the child to use a number of pre-installed games and a calculator.

•                  School time — Parents can disable games and messaging at times when the child should not be distracted, such as when they are at school.

•                  Battery life — The 450 mAh battery will last for up to three days depending on usage.

•                  Design -  The 4.4cm x 2.0cm “V-Kids Watch by Vodafone” fits a wrist 13.5cm-19.5cm in circumference.

Activating “V by Vodafone” services is very straightforward, with the customer simply logging into the “V by Vodafone” app on a smartphone then scanning a QR code on the product packaging. Connected devices are then automatically detected and added to the network. To use the “V-SOS Band by Vodafone” and “V-Kids Watch by Vodafone”, customers will pay a one-off cost for each device plus an affordable fixed-rate monthly subscription fee. For existing Vodafone mobile customers, the monthly subscription will be automatically added to their Vodafone bill.

The “V-SOS Band by Vodafone” will be available for purchase in Vodafone stores in selected markets, online at v.vodafone.com as well as in independent stores.

Serpil Timuray, Vodafone Group Chief Commercial and Strategy Officer, said: “Our growing range of V by Vodafone products and services are enabling our customers to stay connected to everyone and everything that matters to them anytime and anywhere. The V-SOS Band by Vodafone and V-Kids Watch by Vodafone will enable consumers to enjoy greater independence while keeping them safe and secure by being in contact with their families when needed.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 45 more, and fixed broadband operations in 18 markets. As of 31 March 2018, Vodafone Group had 535.8 million mobile customers and 19.7 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

*              “V by Vodafone” products and services include: “V-Auto by Vodafone”, a “plug and play” dongle that can add the same IoT technologies developed by Vodafone for some of the world’s most advanced connected cars to most vehicles on European roads manufactured since 2002; “V-Camera by Vodafone”, a mobile security camera designed for areas where there is no wireless connectivity; “V-Pet by Vodafone”, a location and activity tracker for dogs and cats; “V-Bag by Vodafone”, an advanced briefcase, handbag and schoolbag tracker; and “V-Home by Vodafone” a suite of services and products connected in the home by the Samsung SmartThings Wifi hub.

The “V by Vodafone” system comprises: “V-Sim by Vodafone”, a dedicated and secure SIM card for IoT devices; the “V by Vodafone” smartphone app; automatic straight-out-of-the-box connection to the international Vodafone IoT network in any of 32 countries**; a single, affordable fixed monthly price plan; and, during 2018, Vodafone will also launch a new online product marketplace open to IoT developers that will greatly extend the product choice for customers.

**         Austria, Belgium, Bulgaria, Croatia, Republic of Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland and the UK.

RNS Number: 2855U

Vodafone Group Plc

11 July 2018

VODAFONE GREECE ACQUIRES CYTA TELECOMMUNICATIONS HELLAS S.A.

Vodafone Group today announces that Vodafone-Panafon Hellenic Telecommunications Company S.A. (“Vodafone Greece”) has completed the acquisition of CYTA Telecommunications Hellas S.A. (“CYTA Hellas”) for a total enterprise value of €118 million.

CYTA Hellas is a provider of fixed and mobile telecommunication services in Greece. It owns a fibre optic Next Generation Network and offers mobile services through a Mobile Virtual Network Operator with Vodafone Greece. CYTA Hellas has around 300,000 fixed broadband customers (c. 8% market share) and around 40,000 mobile customers.

Through this acquisition, Vodafone Greece will expand its fixed network, increase its customer base and secure additional capabilities and expertise for the benefit of its customers.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 31 March 2018, Vodafone Group had 535.8 million mobile customers and 19.7 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

RNS Number: 6295U

Vodafone Group Plc

13 July 2018

VODAFONE AND TUNISIE TELECOM ANNOUNCE PARTNERSHIP AGREEMENT

Vodafone and Tunisie Telecom today jointly announced a new Partner Market agreement for Tunisia. This will be Vodafone’s first such partnership in North Africa.

Under the non-equity agreement, Vodafone will provide strategic and operational support in a range of areas, including Enterprise, consumer, technology, and procurement. The three-year partnership will include roaming and carrier services agreements, and will see the businesses collaborate on further potential opportunities to benefit customers as well as the two companies.

Vodafone Partner Markets Chief Executive Diego Massidda said: “I am delighted that Tunisie Telecom has joined our Partner Market network. I am looking forward to bringing the best of Vodafone’s services and expertise to Tunisia, and building a strong, lasting relationship that will benefit customers of both companies. Vodafone will also gain from Tunisie Telecom’s expertise and deep understanding of the region.”

Mohamed Fadhel Kraiem, CEO and Chairman of Tunisie Telecom, comments: “We are very excited by this partnership, which will provide Tunisie Telecom with efficient solutions for multinationals with a presence in Tunisia in addition to the corporate sector in the country. Tunisie Telecom will be able to offer competitive services for roaming, both for the benefit of customers travelling to countries where Vodafone and its partners are present and for Vodafone customers visiting Tunisia.  The agreement also gives Tunisie Telecom the opportunity to access Vodafone’s global knowledge base and benefit from economies of scale when purchasing telecoms equipment.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Tunisie Telecom Kaouther.Khlifi@tunisietelecom.tn	+216 711 39 812

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 31 March 2018, Vodafone Group had 535.8 million mobile customers and 19.7 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 29 companies in 46 countries.

About Tunisie Telecom

Tunisie Telecom is the leading converged telecom services operator in Tunisia, serving both consumer and corporate customers with more than a million fixed customers and 4.5 million mobile customers.  Tunisie Telecom offers the largest mobile coverage in the country, and owns and operates a nationwide fixed and fibre network infrastructure. This is complemented by an extensive submarine cable network allowing for direct and fully redundant connectivity with Europe, Africa and Asia.  Tunisie Telecom’s service offering ranges from 4G mobile broadband to Fibre-To-The-Home and Fibre-To-The-Building, as well as cloud and IP-MPLS solutions for enterprises.

For more information, please visit www.tunisietelecom.tn.

RNS Number: 7717V

Vodafone Group Plc

25 July 2018

VODAFONE SPAIN ACQUIRES SPECTRUM FOR 5G SERVICES

Vodafone Spain has acquired 90 MHz of contiguous spectrum in the 3700 MHz band for mobile data services in the Economic Ministry’s auction for a total cost of €198.1 million.  The fee will be paid by 20 equal annual instalments at a 2.35% interest rate.

Vodafone Spain will use the 3700 MHz spectrum to deploy 5G services, enabling Gigabit speeds and lower latency to enhance applications including connected vehicles and robotics, industrial automated systems, and virtual and augmented reality.

The spectrum acquired has a twenty-year term.

Vodafone Spain has the following spectrum holdings before and after the auction:

	Existing Holding	Purchased	Post-purchase
800 MHz	2 x 10 MHz		2 x 10 MHz
900 MHz	2 x 10 MHz		2 x 10 MHz
1800 MHz	2 x 20 MHz		2 x 20 MHz
2100 MHz (inc. TDD)	2 x 15 + 5 MHz		2 x 15 + 5 MHz
2600 MHz (inc. TDD)	2 x 20 + 20 MHz		2 x 20 + 20 MHz
3700 MHz (TDD)		90 MHz	90 MHz

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 30 June 2018, Vodafone Group had 534.5 million mobile customers and 19.9 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 20, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary